Exhibit No. 3.1

CERTIFICATE OF AMENDMENT

OF

BYLAWS

OF

SANTA LUCIA BANCORP

                James M. Cowan certifies that:

                1.             He is the Secretary of Santa Lucia Bancorp, a California corporation (“Company”).

                2.             Section 2.2, Annual Meeting, is amended in its entirety to read as follows:

                “2.2         Annual Meeting.   The annual meeting of shareholders shall be held each year on a date and at a time designated by the board of directors.  The date so designated shall be within fifteen (15) months after the last annual meeting.  At the annual meeting, directors shall be elected, and any other proper business may be transacted.”

                3.             The foregoing amendment of the Company’s Bylaws has been duly approved by the Board of Directors at a meeting held on January 21, 2009.

Dated: January 21, 2009	/s/ James M. Cowan
James M. Cowan
Secretary